SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       INTERNET COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    46057T408
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                                 (CUSIP Number)

Cannon Y. Harvey                                 Thomas A. Richardson, Esq.
The Anschutz Corporation                         Holme Roberts & Owen LLP
555 Seventeenth Street, Suite 2400               1700 Lincoln Street, Suite 4100
Denver, CO 80202                                 Denver, CO 80203
(303) 298-1000                                   (303) 861-7000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  46057T408
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1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Interwest Group, Inc.
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2        Check the Appropriate Box if a Member of a Group
                                                                       (a)  /X/
                                                                       (b)  / /
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3        SEC Use Only

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4        Source of Funds
                  WC
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5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
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6        Citizenship or Place of Organization
                  Colorado
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Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       5,195,790**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     5,195,790**
                                            ------------------------------------
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11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,195,790**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
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13       Percent of Class Represented by Amount in Row (11)
                  65.7%**
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14       Type of Reporting Person
                  CO
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**       The reporting persons have a right to acquire 2,222,222 and 63,158 shares, as described in Item 5 herein. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

CUSIP Number:  46057T408
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1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Anschutz Company
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2        Check the Appropriate Box if a Member of a Group
                                                                       (a) /X/
                                                                       (b) / /
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3        SEC Use Only

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4        Source of Funds
                  WC
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5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
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6        Citizenship or Place of Organization
                  Delaware
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Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       5,195,790**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     5,195,790**
                                            ------------------------------------
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11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,195,790**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  65.7%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  CO
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**       The reporting persons have a right to acquire 2,222,222 and 63,158 shares, as described in Item 5 herein. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

CUSIP Number:  46057T408
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1        Names of Reporting Persons (entities only)
         I.R.S. Identification Nos. of Above Person
                  Philip F. Anschutz
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2        Check the Appropriate Box if a Member of a Group
                                                                       (a)/X/
                                                                       (b)/ /
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3        SEC Use Only

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4        Source of Funds
                  WC
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5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
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6        Citizenship or Place of Organization
                  United States of America
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Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       5,195,790**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     5,195,790**
                                            ------------------------------------
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11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,195,790**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  65.7%**
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14       Type of Reporting Person
                  IN
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**       The reporting persons have a right to acquire 2,222,222 and 63,158 shares, as described in Item 5 herein. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

This Amendment No. 4 to the Schedule 13D filed on September 27, 1996, by Interwest Group, Inc. ("Group"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 1997, as amended by Amendment No. 2 to the Schedule 13D filed on April 3, 1997, and as further amended by Amendment No. 3 to the Schedule 13D filed on June 10, 1998, (such Schedule 13D, as amended, the "Schedule 13D") relates to shares of Common Stock, no par value per share, of Internet Communications Corporation (the "Company") ("Common Stock") and amends Items 4 and 5 of the
Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

The information previously furnished in response to this Item is amended to add the following:

On December 30, 1998, Group purchased 50,000 shares of Convertible Preferred Stock from the Company at a price of $100.00 per share. The shares of Convertible Preferred Stock are convertible into 2,222,222 shares of Common Stock at an exercise price of $2.25 per share of Common Stock.

The Convertible Loan described in Amendment No. 3 to this Schedule 13D was extinguished by the consideration paid to Company for the Convertible Preferred Stock.

On February 1, 1999, Group purchased 100,000 shares of Common Stock in a private transaction at a price of $3.00 per share.

The purposes of the transactions were for Group to acquire additional securities of the Company and for Company to gain additional working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information previously furnished in response to this Item is amended to read as follows:

As of the date hereof, Group may be deemed to be the direct beneficial owner and AC and Anschutz may be deemed to be indirect beneficial owners of 2,910,410 shares of Common Stock, exclusive of shares that the reporting persons have a right to acquire. Group, Anschutz, and AC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares. Based upon the number of shares of Common Stock that were issued and outstanding on March 4, 1999, exclusive of shares that the reporting persons have a right to acquire, such number of shares of Common Stock is equal to approximately 51.8% of the number of shares of Common Stock then outstanding.

Including the 2,222,222 shares of Common Stock which Group has a right to acquire pursuant to the shares of Convertible Preferred Stock referred to Item 4 above ("Conversion Shares") and including the 63,158 Warrant Shares referred to in Amendment No. 2 to this Schedule 13D, as of the date hereof, Group may be deemed to be the direct beneficial owner and AC and Anschutz may be deemed to be indirect beneficial owners of 5,195,790 shares of Common Stock. Group, Anschutz, and AC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares. Based upon the number of shares of Common Stock that were issued and outstanding on March 4, 1999, after giving effect to the issuance of the Warrant Shares and Conversion Shares, such number of shares of Common Stock is equal to approximately 65.7% of the number of shares of Common Stock then outstanding.

All transactions in Common Stock effected by Group, Anschutz, and AC since the filing of Amendment No. 3 to the Schedule 13D are described in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Group, TAC, and AC incorporate by reference the Securities Purchase Agreement entered into by Group and the Company on December 30, 1998, previously filed with the Securities and Exchange Commission on January 27, 1999, as Appendix A to the Definitive Proxy Statement filed that date by Company.

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

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



INTERWEST GROUP, INC.



By:      /s/ THOMAS G. KUNDERT                        March 9, 1999
         -----------------------------------          --------------------------
             Thomas G. Kundert                        Date
             Treasurer


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

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





ANSCHUTZ COMPANY

By:      Philip F. Anschutz
         Chairman

         By:      /s/ THOMAS A. RICHARDSON            March 9, 1999
                  -------------------------------     --------------------------
                      Thomas A. Richardson***         Date
                      Attorney-in-fact









*** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 4 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 4 to the Schedule 13D.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






PHILIP F. ANSCHUTZ


By:      /s/ THOMAS A. RICHARDSON                     March 9, 1999
         ---------------------------------------      --------------------------
             Thomas A. Richardson***                  Date
             Attorney-in-fact








*** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 4 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 4 to the Schedule 13D.

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